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Milan

Brian Cascio

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Advanced Micro Devices, Inc.

Form 10-K for the fiscal year ended December 25, 2010

Filed February 18, 2011

File No. 001-07882

Dear Mr. Cascio:

On behalf of Advanced Micro Devices, Inc. (“AMD” or the “Company”), we confirm receipt of the letter dated August 5, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K. We are responding to the Staff’s comment on behalf of AMD, as set forth below. The Staff’s comment is set forth below in bold and numbered to correspond to the numbered comment in the Staff’s letter. AMD’s response follows the Staff’s comment.

Form 10-K for the fiscal year ended December 25, 2010

Certain Relationships and Related Transactions and Director Independence, page 132

1.	We note your response to prior comment 2. Please confirm, if true, that the amounts described in your disclosure on page 44 where you state “Our expenses related to GF’s wafer manufacturing were $1.2 billion and related to GF’s research and development activities were $114 million for the year ended December 25, 2010” represents all payments under the agreement to the related party since the beginning of your prior fiscal year.

August 12, 2011

Response: In response to the Staff’s comment, the Company hereby confirms that its expenses related to GLOBALFOUNDRIES’ (GF) wafer manufacturing of $1.2 billion and research and development activities of $114 million represent all payments under the agreement to the related party for the fiscal year ended December 25, 2010. In addition, please be advised that the Company also disclosed in its Quarterly Reports on Form 10-Q for its first two quarters of fiscal 2011 expenses related to GF (please refer to page 6 and page 28 of the respective Quarterly Reports on Form 10-Q for further details). These expenses also represent all payments under the agreement to the related party during these periods.

*        *        *

We respectfully request that if the Staff has any additional questions or comments, please direct them as soon as possible to the undersigned at (650) 463-3060.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese of Latham & Watkins LLP

cc:	Thomas Seifert, Advanced Micro Devices, Inc.

Harry A. Wolin, Esq., Advanced Micro Devices, Inc.

Faina Roeder, Esq., Advanced Micro Devices, Inc.